Results of Annual Meeting of Stockholders

ANNUAL MEETING

The Fund held its Annual Meeting of Stockholders on
February 18, 2011. At the meeting, stockholders elected the nominee proposed for election to the Fund's Board of Directors. The following table provides information concerning the matter voted on at the meeting:

I.	Election of Directors

NOMINEE        VOTES FOR     VOTES       NON-VOTING    TOTAL
                            WITHHELD      SHARES       VOTING
                                                      AND NON-
                                                       VOTING
                                                       SHARES

Leslie H. Gelb  2,788,052    102,819        0        2,890,871

Luis F. Rubio   2,802,552     88,319        0        2,890,871

At April 30, 2011, in addition to Leslie H. Gelb and Luis
F. Rubio, the other directors of the Fund were as follows:

Prakash A. Melwani
Lawrence K. Becker
Jeswald W. Salacuse